Locke Lord Bissell & Liddell llp
Attorneys & Counselors

2200 Ross Avenue Suite 2200 Dallas, TX 75201	Atlanta • Austin • Chicago • Dallas • Houston • London Los Angeles • New Orleans • New York • Sacramento Washington, D.C.	Phone: (214) 740-8000 Fax: (214) 740-8800 www.lockelord.com
Direct-Number: (214) 740-8580
Direct-Fax: (214) 756-8580
E-mail: tweinstein@lockelord.com
December 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden Property Trust Definitive 14A Filed March 28, 2007 File No. 1-12110
Ladies and Gentlemen:
     The following is the response of Camden Property Trust (the “Company”) to the comment contained in the Staff’s comment letter dated December 3, 2007 concerning the above-referenced proxy statement.
1.	In your response to comment nine from our letter dated August 21, 2007, you refer to your response to comment 3 and the table provided in that response. Your response to both comments does not specifically address our prior comment and we re-issue. You have not disclosed the necessary targets to be achieved for your executive officers to receive their annual bonus — the business unit goals only, performance award, or long-term compensation. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit those targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
The Compensation Committee awards annual bonuses and long-term compensation to named executive officers based on achievement of specified goals by the Company, the individual and the individual’s business unit. These goals are specified in advance and executive compensation is based on an individual’s weighted average achievement thereof, with the weightings also set in advance.

Securities and Exchange Commission
December 17, 2007

These goals and weightings were recommended by management and approved by the Compensation Committee to help to ensure that only a high level of performance by the individual and the Company will allow an individual to realize increased compensation. The Company’s guidelines for 2006 provided that weighted average performance of the goals resulted in payout of bonus and long-term compensation as follows:

Weighted Average	Percentage of Payout of Bonus and
Individual Achievement	Long-Term Compensation

70-100% (exceeds expectations)	75-100%
50-69% (achieves expectations)	50-75%
Below 50% (below expectations)	Less than 50%
Payment within such range was made at the discretion of the Compensation Committee, based in part on considerations of internal equity, external equity and Company financial considerations.
The following corporate goals were established for 2006:
1.	The achievement of a target level of funds from operations (“FFO”) per share of $3.55, which represents the mid-point of Company guidance issued on February 1, 2006. The Company utilizes The National Association of Real Estate Investment Trusts’ currently definition of FFO, which is net income computed in accordance with generally accepted accounting principles, excluding gains or losses from depreciable operating property sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. A reconciliation of net income to FFO for the year ended December 31, 2006 is contained in the Company’s Annual Report to Shareholders accompanying the proxy statement and in the Company’s earnings release filed on a Current Report on Form 8-K filed on February 9, 2007.
The Company’s FFO for the year ended December 31, 2006 was $3.88 per share, or approximately 9% above the goal. Based on these results, a 100% performance rating was assigned to this goal.
2.	The achievement of net operating income (“NOI”) for stabilized properties, as compared to the original budgeted amount of $355.5 million. The Company defines NOI as total property income less property operating and maintenance expenses less real estate taxes. A reconciliation of net income to NOI for the year ended December 31, 2006 is contained in the Company’s earnings release filed on a Current Report on Form 8-K filed on February 9, 2007.
For 2006, the Company exceeded its budget for stabilized property-level NOI by approximately $12.5 million. or 3.5% Based on these results, a 100% performance rating was assigned to this goal.

Securities and Exchange Commission
December 17, 2007

3.	The achievement of targeted transaction volume goal of $300 million by delivering a combination of new development starts and acquisitions. For 2006, the Company exceeded its budget for development starts and acquisitions by approximately 64%. Based on these results, a 100% performance rating was assigned to this goal.
4.	The achievement of total shareholder return (i.e., share price appreciation and dividends paid) in the top one-third of a peer group of multifamily REITs. For determining relative performance, the peer group of multifamily REITs used for comparison consisted of Associated Estates Realty, Apartment Investment & Management Company, Home Properties, Inc., AvalonBay Communities, Inc., BRE Properties, Inc., Essex Property Trust, Archstone-Smith Trust, United Dominion Realty, Equity Residential, Mid-American Apartment Communities, Inc. and Post Properties, Inc. For 2006, the Company’s total shareholder return was 32.1%, but was not in the top one-third of such peer group. Accordingly, a 0% performance rating was assigned to this goal.
5.	The completion of new developments in accordance with the original time and financial budgets. In 2006, the Company stabilized one development community. This project was completed on time, below budget and leased up ahead of schedule and at a yield exceeding the budgeted level. Based on these results, a 100% performance rating was assigned to this goal.
6.	The effectiveness of management in creating and communicating the Company’s corporate culture to all employees. In 2006, management emphasized the Company’s unique culture in presentations to shareholders and analysts, and received positive feedback from these groups as evidenced in various communications to management and the board. The results of the Company’s 2006 Employee Opinion Survey showed higher employee satisfaction levels in every category over those for 2005. The response rate to this survey was over 90%, which the Compensation Committee considered an extraordinary achievement for a company of the size and geographic diversity of the Company. Based on the results of this survey, the Company was recognized in 2006 as one of the 50 Best Workplaces in Texas with a ranking of 11th. Based on these results, a 90% performance rating was assigned to this goal.
The higher the individual’s position, the more heavily the goals are weighted to Company performance. For this reason, the achievement of FFO per share and total shareholder return goals was weighted 45% for Messrs. Campo and Oden, with operating performance of property-level net operating income and completion of new developments in accordance with budget weighted 20% each, achievement of targeted transaction volume goal weighted 10% and effectiveness in communicating corporate culture to employees weighted 5%. For the other named executive officers, the goals and weightings are more heavily tied to performance of the individual and his business unit.

Securities and Exchange Commission
December 17, 2007

Overall, achievement of the corporate component of performance for bonus and long-term compensation was determined to be 84% of maximum. An analysis of each goal for each named executive officer was contained in the proxy statement and in response to comment 11 in the Staff’s letter dated August 21, 2007.
This disclosure will be included in future filings, as applicable.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This will confirm that this letter as well as the letter from the undersigned to the Commission, dated September 21, 2007, were executed by the undersigned. If you have any questions regarding these matters, please do not hesitate to contact me at (214) 740-8580.

Very truly yours,
/s/ Toni Weinstein